ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)

(File No. 82-2842)
Annex A to Letter to the SEC
dated <u>May 20, 2002</u> of
<u>Asia Fiber Public Company Limited</u>

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of ________________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended ________ ___, 200__ and 200__ Date: as of _________ ___, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended ___________ __ , 200__ and 200__ Date: as of ___________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information **for <u>Three Months Ended And Nine Months Periods Ended March 31, 2002 And 2001</u>** **Date: as of <u>May 20, 2002</u>** **Entity requiring item: The SET pursuant to its rules governing listed companies.**	**X**
Title: Invitation to Shareholders to Attend Ordinary Meeting on _____________ ___, Date: ______________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ____________ __, 200 __ Date: ____________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of __________________ Shares of Common Stock of the Company Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _________________ Shareholders Meeting Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ____________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: ____________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

COMMENT ON THE PERFORMANCE

ENDED MARCH 31, 2002

The results for the third quarter of the fiscal year 2001/2002, ending on March 31,2002 shows a net profit 2.08 million Baht or 0.05 Baht per share, while the corresponding results of the previous year showed a net profit of 8.09 million Baht or 0.18 Baht per share, representing a decrease of 6.01 million Baht. The main reasons are as followed:

1. Net sales decreased from 336.59 million Baht last year to 320.09 million Baht this year, a decrease of 16.5 million Baht or 4.9%. This is the result of a slight increase in domestic sales from 197.66 million Baht to 216.55 million Baht, a 9.56% increase, offset by a drop in export sales from 138.93 million Baht to 103.54 million Baht, a 25.47% decrease.
2. Gross profit margin decreased from 7.37% last year to 5.37% this year as a result of higher unit cost of raw material and the payment of accrued import duty which was debited directly to cost of goods sold. Meanwhile, selling prices on certain items continue to drop due to competition.
3. A loss in foreign exchange of Baht 0.45 million this year, compared to a gain of Baht 5.69 million last year.

On others, selling and administrative expenses increased slightly from 15.28 million Baht to 15.62 million Baht. Interest expense decreased substaintially from 12.60 million Baht to 6.85 million Baht, a reduction of 5.75 million Baht. Also, gain from debt restructuring of Baht 3.6 million was booked this year where there was no such item last year.

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)(Mrs.Jintana Thanatavee)

ANDERSEN

02 MAY 29 AM 10: 01

ASIA FIBER PUBLIC COMPANY LIMITED

INTERIM FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2002
AND REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

EXPRESSED IN
Thai Baht

ANDERSEN

SGV-Na Thalang & Co Ltd
22nd Floor Siam Tower
989 Rama I Road Pathumwan
Bangkok 10330
Thailand

Tel 66 2658 5000
Fax 66 2658 0660

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet as at March 31, 2002, the statements of income, changes in shareholders' equity and cash flows for the three months and nine months ended March 31, 2002 and 2001 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited, in accordance with generally accepted auditing standards, the financial statements for the year ended June 30, 2001, and in my report dated August 9, 2001, I expressed an unqualified opinion on those statements. The balance sheet as at June 30, 2001, presented herein for comparative purposes, are part of such audited financial statements. I have not performed any auditing procedures since that date.

P. Chiwaruangroch

PISIT CHIWARUANGROCH
C.P.A. (THAILAND)
Registration No. 2803

Bangkok
May 2, 2002

BALANCE SHEETS
MARCH 31, 2002 AND JUNE 30, 2001

ASSETS

	Note	In Thousand Baht March 31, 2002 "Unaudited" "Reviewed"	June 30, 2001 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		68,488	42,155
Short-term investment in fixed deposit		1,601	1,585
Accounts receivable – trade, net			
- Related companies	4	103,170	108,001
- Others	5	163,795	216,802
Inventories – net		315,514	372,705
Inventories in transit		23,446	90,836
Value-added tax receivable		1,771	21,554
Other current assets		4,559	5,004
Total Current Assets		682,344	858,642
NON-CURRENT ASSETS			
Investments in shares of associated companies - at equity method	6	10,143	10,593
Investment in shares of other company (general investment) - at cost	6	12,500	12,500
Property, plant and equipment - net	7	557,962	578,757
Other non-current assets		1,436	1,436
Total Non-Current Assets		582,041	603,286
TOTAL ASSETS		1,264,385	1,461,928

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
MARCH 31, 2002 AND JUNE 30, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	In Thousand Baht March 31, 2002 "Unaudited" "Reviewed"	June 30, 2001 "Audited"
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	8	191,461	301,723
Accounts payable - trade		43,704	60,476
Current portion of long-term loans	7	110,703	172,623
Accrued expenses		45,768	49,133
Other current liabilities		5,795	21,249
Total Current Liabilities		397,431	605,204
NON-CURRENT LIABILITIES			
Long-term loans - net of current portion	7	32,586	46,980
Total Liabilities		430,017	652,184
SHAREHOLDERS' EQUITY			
Share capital - common shares, Baht 10 par value			
Authorized share capital - 100,000,000 shares			
Issued and fully paid-up share capital - 45,572,340 shares	9	455,723	455,723
Premium on share capital		369,500	369,500
Revaluation increment in land	7	250,082	250,082
Deficit			
Appropriated for:			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(258,543)	(283,167)
Shareholders' Equity - Net		834,368	809,744
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,264,385	1,461,928

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE THREE-MONTH AND NINE-MONTH PERIODS
ENDED MARCH 31, 2002 AND 2001

		In Thousand Baht			
		Three Months ended March 31		Nine Months ended March 31	
	Note	2002	2001	2002	2001
REVENUES	4				
Net sales and services income		320,086	336,591	984,847	1,095,720
Gain on foreign exchange - net		-	5,691	2,139	7,176
Other income		4,240	5,464	14,337	20,366
Total Revenues		324,326	347,746	1,001,323	1,123,262
COSTS AND EXPENSES					
Cost of sales and services		302,887	311,771	905,855	989,962
Selling and administrative expenses		15,309	14,962	48,673	52,584
Directors' remuneration		240	221	704	663
Loss on foreign exchange - net		491	-	-	-
Equity in net loss of associated company		67	94	132	94
Total Costs and Expenses		318,994	327,048	955,364	1,043,303
INCOME BEFORE INTEREST EXPENSE		5,332	20,698	45,959	79,959
Interest expense		6,848	12,605	24,934	42,494
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM		(1,516)	8,093	21,025	37,465
Extraordinary item – Gain from debt restructuring	10	3,599	-	3,599	-
NET INCOME		2,083	8,093	24,624	37,465
Earnings (Loss) per Share (Baht)					
Income (loss) before extraordinary item		(0.03)	0.18	0.46	0.82
Extraordinary item		0.08	-	0.08	-
Net income		0.05	0.18	0.54	0.82

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	In Thousand Baht				
	Issued and Paid-up Common Share Capital	Premium on Share Capital	Other Premium	Deficit	Net
Balance as at June 30, 2000	455,723	369,500	250,082	(305,976)	769,329
Net income for the period	-	-	-	37,465	37,465
Balance as at March 31, 2001	455,723	369,500	250,082	(268,511)	806,794
Balance as at June 30, 2001	455,723	369,500	250,082	(265,561)	809,744
Net income for the period	-	-	-	24,624	24,624
Balance as at March 31, 2002	455,723	369,500	250,082	(240,937)	834,368

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	In Thousand Baht	
	2002	2001
Cash Flows from Operating Activities:		
Net income	24,624	37,465
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for (Reversal of) slow-moving inventories	(879)	5,201
Equity in net loss of associated companies	132	94
Gain from debt restructuring	(3,599)	-
Depreciation and amortization	57,069	84,318
Gain on disposal of fixed assets	(31)	(4,288)
Unrealized loss (gain) on exchange rate	(1,124)	3,231
Decrease (increase) in operating assets		
Accounts receivable - trade	58,024	39,714
Inventories	58,070	52,908
Inventories in transit	67,390	(77,551)
Value - added tax receivable	19,783	340
Other current assets	445	(443)
Other non - current assets	-	(2)
Increase (decrease) in operating liabilities		
Accounts payable - trade	(16,772)	(20,753)
Accrued expenses	300	6,412
Other current liabilities	(15,453)	2,014
Net Cash Provided by Operating Activities	247,979	128,660
Cash Flows from Investing Activities:		
Increase in short-term investment in fixed deposit	(16)	(27)
Cash proceeds from sales of fixed assets	31	4,610
Purchase of fixed assets	(36,274)	(8,784)
Proceeds from liquidation of associated company	318	-
Net Cash Used in Investing Activities	(35,941)	(4,201)
Cash Flows from Financing Activities:		
Decrease in bank overdrafts and short-term loans from financial institutions	(110,262)	(91,234)
Proceeds from long-term loans	30,000	-
Repayment of long-term loans	(105,443)	(90,883)
Net Cash Used in Financing Activities	(185,705)	(182,117)
Net increase (decrease) in cash and cash equivalents	26,333	(57,658)
Cash and cash equivalents at beginning of period	42,155	95,081
CASH AND CASH EQUIVALENTS AT END OF PERIOD	68,488	37,423
Additional Cash Flows Information:		
Cash payments during the period for:		
- interest expense	22,656	35,217

The accompanying notes are an integral part of these financial statements.

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at March 31, 2002 numbered 1,299.

Office	:	27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand
Factory	:	406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

2. BASIS FOR INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in accordance with Thai Accounting Standard No. 41 "Interim Financial Reporting" and the announcement of the Stock Exchange of Thailand.

The interim financial report is intended to provide an update on the latest financial statements for the year ended June 30, 2001. It focuses on new activities, events and circumstances and does not duplicate information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2001.

The interim financial statements are prepared in Thai Baht and in Thai language in conformity with generally accepted accounting principles in Thailand.

The accounting standards used may not conform to generally accepted accounting principles in other countries. The accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements are not designed for those who are not informed about Thai accounting principles and practices.

For the convenience of the readers, an English translation of interim financial statements has been prepared from the Thai language interim financial statements that are issued for domestic reporting purposes.

3. ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared by applying the accounting policies in accordance with the accounting standards promulgated by the Institute of Certified Accountants and Auditors of Thailand. In this connection, the Company applies the same significant accounting policies in the interim financial statements for the three-month and nine-month periods ended March 31, 2002 and 2001 as those of the financial statements for the year ended June 30, 2001.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with related companies. These companies are related through common shareholdings and/or directorships. The effects of these transactions, which are in the normal course of business on an arm's – length basis, are reflected in the accompanying interim financial statements.

As at March 31, 2002 and June 30, 2001, receivables from related companies - trade consisted of:

	In Thousand Baht	
	March 31, 2002	June 30, 2001
Thai Far East Co., Ltd.	107,822	108,538
T.F.E. Trading Co., Ltd.	19,324	19,324
Thai Industries Development Co., Ltd.	14	2,181
Asia Garment Co., Ltd.	63	2,011
Total	127,223	132,054
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	103,170	108,001

The aging analysis of the above receivables from related companies - trade as at March 31, 2002 and June 30, 2001 are as follows:

	In Million Baht	
	March 31, 2002	June 30, 2001
Current to 3 months	0.9	5.3
Over 3 months to 6 months	0.9	0.8
Over 6 months to 12 months	5.6	5.5
Over 12 months	119.8	120.4
Total	127.2	132.0
Less allowance for doubtful accounts	(24.0)	(24.0)
Net	103.2	108.0

Trade receivable - Thai Far East Co., Ltd. is collateralized by three pieces of mortgaged land of such related company. The appraised value (based on report of an independent appraisal firm dated June 15, 2000) amounted to Baht 104 million. As at March 31, 2002 and June 30, 2001, an allowance for doubtful accounts amounted to Baht 24 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

The transactions with the related companies which included in the statements of income for the three months and nine months ended March 31, 2002 and 2001 are as follows:

		In Million Baht			
		Three Months Ended March 31		Nine Months Ended March 31	
	Policy of Pricing	2002	2001	2002	2001
Net sales	Market Price	3	7	19	24

5. ACCOUNTS RECEIVABLE – TRADE, Net

The aging analysis of accounts receivable - trade as at March 31, 2002 and June 30, 2001, are as follows:

	In Million Baht	
	March 31, 2002	June 30, 2001
Current to 3 months	179.1	221.2
Over 3 months to 6 months	-	0.8
Over 6 months to 12 months	-	0.4
Over 12 months	1.2	10.9
Total	180.3	233.3
Less allowance for doubtful accounts	(16.5)	(16.5)
Net	163.8	216.8

As at March 31, 2002 and June 30, 2001, the Company has long-outstanding (more than 12 months) accounts receivable - trade, totalling Baht 1.2 million and Baht 10.9 million, respectively. As at March 31, 2002 and June 30, 2001, an allowance for doubtful accounts amounted to Baht 16.5 million. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVESTMENTS IN SHARES OF ASSOCIATED AND OTHER COMPANIES

			In Thousand Baht					
	Type of Business	Type of Relation	Paid Up Shares		Percentage of Ownership		Amount	
			Mar. 31,02	Jun. 30, 01	Mar. 31,02	Jun. 30, 01	Mar. 31,02	Jun. 30,01
Associated companies								
- At equity method								
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	40,000	40,000	25	25	10,143	10,210
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	43,286	43,286	31	31	-	-
Nylon Trading Co., Ltd.	Commercial Service	Directorship	-	2,500	-	19.99	-	383
Total							10,143	10,593
Other company								
(General investment)								
- At cost								
Thai Caprolactum Public Company Limited							12,500	12,500

The Company has a policy to record the investments in shares of associated companies by equity method. The equity in net loss of the investment in Asia Industrial Fiber & Tyrecord Co., Ltd. for the nine months ended March 31, 2002 and for the year ended June 30, 2001 was computed from the audited financial statements of such company for the year ended October 19, 2001 and 2000, respectively. Since the company did not prepare interim financial statements for the periods ended March 31, 2002 and June 30, 2001. The investment in this company represents 0.80% and 0.70% of total assets as at March 31, 2002 and June 30, 2001, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million and is shown as "Revaluation increment in land" under "Shareholders' Equity". The revaluation increment in land is not available for dividend distribution.

Depreciation for the nine months ended March 31, 2002 and 2001 amounted to approximately Baht 84.3 million and Baht 84.0 million, respectively.

8. DEFAULTED LOANS

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest expense at the defaulted interest rate (interest at the rate of 21% per annum) in the account.

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

10. EXTRAORDINARY ITEM

On December 26, 2001, the Company entered into an agreement with a local bank to restructure default debts (consisting of principal debt of Baht 6 million and accrued interest of Baht 5.9 million). And on February 11, 2002, the Company settled these debts with gain of Baht 3.6 million. This gain is shown as an extraordinary item in the statements of income for the three-month and nine-month periods ended March 31, 2002.

11. OTHERS

As at March 31, 2002, the Company:

a) Had unused letters of credit amounting to Baht 55.1 million.

b) Was contingently liable for the letters of guarantee issued by banks in favour of a government agency totalling Baht 12.5 million for custom duties of imported raw materials.